OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Synapse Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2012 Northwest Military Highway
(No. and Street)

San Antonio (City) Texas (State) 78213 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers (Name) 212-668-8700 (Area Code – Telephone Number) cmeyers@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580 (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

03/04/09 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Paverman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Synapse Brokerage LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ST6172952
Qualified in Richmond County
My Commission Expires 08/20/2023

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Synapse Brokerage, LLC

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

Synapse Brokerage, LLC

December 31, 2022

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Synapse Brokerage, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synapse Brokerage, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Synapse Brokerage, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Synapse Brokerage, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Synapse Brokerage, LLC's auditor since 2022.

Hauppauge, New York
March 1, 2023

Nawrocki Smith LLP

Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 30,760,396
Prepaid expenses and other assets	9,720
TOTAL ASSETS	$ 30,770,116
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 56
Due to affiliate	30,014,958
TOTAL LIABILITIES	$ 30,015,014
Member's Equity	755,102
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 30,770,116

See accompanying notes to financial statement

Notes to Financial Statement
As of and for the year ended December 31, 2022

1. Organization and Nature of Business

Synapse Brokerage LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004. The Company was formerly known as MVP Financial, LLC and 100% of its membership interest was sold on July 8, 2020 to Synapse Financial Technologies Inc. (the "Member"). The name of the Company was changed on that date. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

On October 7, 2020 the Company filed a Continuing Membership Application ("CMA") with FINRA to substantially change its approved business operations. On February 4, 2022 FINRA granted the Company's request. The Company's newly approved business activities will include cash management services consisting of a bank sweep program and money market investment alternatives for retail customers using a mobile technology platform. The Company is registered and has the ability to hold custody of customer funds. The Company's business operations were not active and the Company held no customer accounts or funds throughout the year ended December 31, 2022.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement of the Company has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Revenue Recognition
The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standads Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Cash Equivalents
The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2022. The Company maintains its deposits in commercial checking accounts in high credit quality financial institutions. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

Income Taxes
The Company complies with FASB ASC 740, income taxes. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Notes to Financial Statement
As of and for the year ended December 31, 2022

Income Taxes (continued)
The Company is required to file franchise tax returns in the State of Texas. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, state taxing authorities have not proposed any adjustment to the Company's tax position.

3. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2022 were $0. At December 31, 2022, the Company had net capital, as defined, of $745,382, which exceeded the required minimum net capital of $250,000 by $495,382.

4. Concentrations of Credit Risk and Other Matters

At December 31, 2022 the Company exceeded FDIC limits at its commercial banks, Silicon Valley Bank and American Bank, by approximately $506,125 and $29,754,271, respectively. The Company has not experienced any losses in this account and believes there is little to no exposure of any significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2022.

5. Related Party Disclosure

The Company received a $30,000,000 deposit from its parent company, Synapse Financial Technology, Inc., in December 2022. The deposit was meant to test operational functionality of the firm's banking partners and internal operations in preparation with going live. The funds are due back to the parent company and were promptly returned in January 2023.

6. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2022 and through March 1, 2023, the date the financial statement was available to be issued, and found no material reportable subsequent events.